10026807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus & Donnelly, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1430
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Lynch, Jr. 201-217-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue (Address) New Jersey (City) NJ (State) 07081 (Zip Code)

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark J. Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 20[illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

YEAR ENDED DECEMBER 31, 2009

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC (a limited liability company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, to the financial statements, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new fair value measurement for nonfinancial assets and liabilities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14-15 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2010

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 1,035,990
Deposits with clearing houses	3,247,034
Receivables from broker-dealers and dealer banks	677,958
Prepaid expenses	3,451
Property and equipment, net	89,565
Cash surrender value of officers' life insurance, net of loans of $318,655	187,736
Investment in securities	45,453
Loans receivable - member	938,245
Loans receivable - employee	300
Security deposits	45,648
TOTAL ASSETS	$ 6,271,380

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Payables to broker-dealers and dealer banks	$ 671,114
Accounts payable and accrued expenses	2,496,244
Other taxes payable	24,525
Deferred rent	50,240
Distributions payable	693,409
Other liabilities	35,179
Total liabilities	3,970,711
Commitments and contingencies (Notes 8 and 11)	
Members' equity	2,300,669
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,271,380

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

On January 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's financial statements.

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, Subsequent Events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that these financial statements were available to be issued on.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are stated at fair value as determined by management.

Advertising

Advertising costs, which are included in promotion expense in the accompanying statement of income, are expensed as incurred and aggregated $47,180 for the year ended December 31, 2009.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Fair Value Measurements

The Company's follows the guidance in FASB ASC Topic 820, "Fair Value Measurements and Disclosures." Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. FAIR VALUE MEASUREMENT

Using the provisions within ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. Examples of Level 2 are investments that are money market fund, restricted securities and corporate and municipal bonds that trade infrequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments and securities not readily marketable.

NOTE 2. FAIR VALUE MEASUREMENT (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on an recurring basis, as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Money market funds	$ -	$ 5,082	$ -	$ 5,082
Marketable equity securities	29,730	-	-	29,730
Securities not readily marketable	-	-	23,522	23,522
Total investments - fair value	$ 29,730	$ 5,082	$ 23,522	$ 58,334

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009.

Money market funds are short-term instruments and are stated at cost, which approximates fair value. The Company's money market funds are included in cash and cash equivalent on the accompanying statement of financial condition.

Marketable equity securities are carried at fair value based on quoted market prices in active markets where the securities trade.

Securities not readily marketable are carried at fair value as determined by management.

The methods described above may produce a fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurements at the reporting date.

NOTE 3. CONCENTRATION OF CREDIT RISK

At December 31, 2009, and routinely throughout the year, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to amounts held by such financial institutions.

NOTE 4. DEPOSITS WITH CLEARING HOUSES

The Company, as a participant in the National Securities Clearing Corporation ("NSCC"), is required to maintain an interest-bearing deposit with the NSCC. At December 31, 2009, the minimum amount required to be deposited was $255,898. The Company had deposits totaling $3,100,000 with the NSCC at December 31, 2009.

In addition, at December 31, 2009, the Company maintained a noninterest-bearing deposit with its clearing agent in the amount of $97,034 and an interest-bearing deposit with the Depository Trust Company in the amount of $50,000.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009, consisted of the following:

Computer equipment	$	273,407
Leasehold improvements		192,787
Furniture and fixtures		57,325
		523,519
Less: accumulated depreciation		(433,954)
Property and equipment, net	$	89,565

Depreciation expense for the year ended December 31, 2009, amounted to $41,975.

NOTE 6. RECEIVABLES AND PAYABLES - BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on the settlement date.

NOTE 7. LOAN RECEIVABLE - MEMBER

The Company has, from time to time, advanced funds to one of its members. These loans are unsecured and due on demand. Interest is charged monthly at the prime rate. Interest earned on these loans during the year ended December 31, 2009, amounted to $31,196.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2015. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2010	$ 146,085	$ 435,115
2011	72,698	404,500
2012	31,719	394,184
2013	18,497	339,717
2014	-	257,577
Thereafter	-	71,894
	$ 268,999	$ 1,902,987

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs. Rent expense, including real estate taxes and other costs, for the year ended December 31, 2009, amounted to $566,391. Equipment rental expense, which is included in "communications expense" in the accompanying statement of income, was $123,626 for the year ended December 31, 2009.

NOTE 8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases (Continued)

The Company entered into several leases which provide for free rent over the life of the lease. Pursuant to the FASB guidance on accounting for leases, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $50,240 at December 31, 2009.

Consulting Agreement

The Company entered into an agreement with a consulting company who will provide research tools to enhance the Company's operations and marketing. During the first phase of this project, the consultant shall research various systems for the grading of municipal bonds. At December 31, 2009, the project was in its first phase. The Company paid $100,000 for these services for the year ended December 31, 2009. During the second phase of the project, which will entail the consultants' development of an appropriate grading system for municipal bonds, either party shall have the right to terminate the agreement with one month's prior notice upon the completion of the month's service. If the Company agrees to enter into the next phase of the project, the fee will be $12,500 per month.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2009.

NOTE 10. RELATED-PARTY TRANSACTIONS

The Company pays a monthly fee to a member for maintaining the Company's electronic computer trading systems. These expenses amounted to $600,000 for the year ended December 31, 2009.

In December 2005, the Company acquired the right, title, and interest in and to certain software that had been developed by an affiliate of one of the Company's members. The Company has licensed the software to a member, for which it receives a monthly licensing fee. Such licensing fees amounted to $120,000 for the year ended December 31, 2009.

NOTE 11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had regulatory net capital of $1,164,611, which exceeds the Company's minimum net capital requirement of $241,217. The Company's regulatory ratio of aggregate indebtedness to net capital was 3.11 to 1 as of December 31, 2009.

NOTE 12. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2009, loans payable to the insurance company in the amount of $318,655, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through the NSCC, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 14. SELF-INSURANCE

The Company sponsors a self-insured group medical plan that covers substantially all of its employees. The plan is designed to provide coverage of up to $35,000 annually per employee, with stop-loss coverage provided by a commercial insurer in order to limit the Company's exposure. The Company provides accruals based on the aggregate amount of the liability incurred but not reported by the employees through the year-end. During the year ended December 31, 2009, insurance expense included premiums and medical claim costs of $919,272 in connection with the plan. At December 31, 2009, the Company has recorded an accrual for reported claims not paid by year-end, and an estimate of additional claims incurred but not reported. Such liability, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition, amounted to approximately $59,054.

NOTE 15. UNCERTAIN TAX POSITIONS

As described in the FASB guidance on uncertain tax positions, the Company is required to utilize different recognition thresholds and measurement requirements when compared to prior technical literature. Using that guidance, as of December 31, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.